08000543

ADITYA BIRLA GROUP

RECEIVED

2008 FEB -4 A 10:2

30th January, 2008

U.S.Securities and Exchange Commission
Office of International Corporation Finance
Division of Corporation Finance
100 F Street, N.E.
Washington D.C.20549

SUPPL

Re : Aditya Birla Nuvo Limited / SEC File No.82-34979 Rule 12g3-2(b) Submission
Sub : Financial Results for the Quarter ended 31st December, 2007

Ladies and Gentlemen :

This letter supplements our prior correspondence with respect to Aditya Birla Nuvo Limited, a limited company incorporated under the laws of India (the "Company").

Pursuant to Rule 12g3-2(b) (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed please find one copy of the following document :

[Regulatory Announcement of the Company dated 9.1.2007]

The Company is providing the enclosed information and documents in reliance upon (i) paragraph (b)(4) of the Rule to the effect that such information and documents are not deemed "filed" with the Commission or otherwise subject to the liabilities under Section 18 of the Act and (ii) paragraph (b)(5) of the Rule to the effect that the furnishing of such information and documents shall not constitute an admission for any purpose that the Company is subject to the Act.

PROCESSED
FEB 06 2008
THOMSON
FINANCIAL

Very truly yours,
For **ADITYA BIRLA NUVO LIMITED**

Devendra Bhandari
Company Secretary

Encl : a/a.

ADITYA BIRLA GROUP

FILE NO : 82-34979

30th January, 2008

U.S.Securities and Exchange Commission
Office of International Corporation Finance
Division of Corporation Finance
100 F Street, N.E.
Washington D.C.20549

Dear Sirs,

Sub : Financial Results for the Quarter ended 31st December, 2007

We hereby inform you that the Board of Directors of the Company at its meeting held today have interalia, approved the Unaudited Financial Results for the quarter ended 31st December, 2007.

A copy of the Press Release being issued today and the Presentation on Performance Review in this respect are also enclosed herewith.

The above are for your information and record.

Thanking you,

Yours faithfully,
For **ADITYA BIRLA NUVO LIMITED**

Devendra Bhandari
Company Secretary

Corporate Finance Division : ADITYA BIRLA NUVO LTD.
A-4, Aditya Birla Centre, S.K. Ahire Marg, Worli, Mumbai 400 030. Tel: 91-22-6652 5000 / 2499 5000 Fax: 91-22-6652 5821 / 2499 5821 E-mail: nuvocfd@adityabirla.com
Registered Office : Indian Rayon Compound, Veraval - 362 266, Gujarat . Website : www.adityabirlanuvo.co.in / www.adityabirla.com

ADITYA BIRLA NUVO

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 31ST DECEMBER 2007

(Rs Crores)

FINANCIAL RESULTS	Consolidated Financial Results				
	Quarter Ended 31st Dec		Year to Date		Year Ended 31st March 2007 (Audited)
	2007	2006	2007	2006	
Income from Operations	3,718.46	2,360.57	9,138.24	5,841.47	8,434.16
Less: Excise Duty	56.83	44.43	155.32	127.57	176.16
Net Income from Operations	**3,661.63**	**2,316.14**	**8,982.92**	**5,713.90**	**8,258.00**
Other Income	17.20	8.48	49.14	43.81	63.87
Total Income	**3,678.83**	**2,324.62**	**9,032.06**	**5,757.71**	**8,321.87**
Expenditure:					
Decrease / (Increase) in Stock in Trade	(3.77)	(20.20)	(79.53)	(39.20)	(53.84)
Consumption of Raw Materials	560.09	504.50	1,462.21	1,345.88	1,824.57
Purchase of Traded Goods	65.97	37.80	147.77	114.00	138.12
Employees Cost	531.99	404.59	1,433.88	820.30	1,228.63
Depreciation and Amortisation	135.24	119.29	374.84	305.81	422.78
Other Expenditure	1,030.81	720.40	2,702.77	1,834.80	2,661.31
Change in valuation of liability in respect of Life Insurance policies in force	1,228.54	369.61	2,504.71	847.85	1,383.55
Total Expenditure	**3,548.87**	**2,135.99**	**8,546.65**	**5,229.44**	**7,605.12**
Profit Before Interest & Tax	**129.96**	**188.63**	**485.41**	**528.27**	**716.75**
Interest and Finance Expenses (Net)	105.00	112.88	292.75	253.45	363.28
Profit Before Tax and Exceptional Items	**24.96**	**75.75**	**192.66**	**274.82**	**353.47**
Gain on sale of Subsidiary/Undertaking	-	-	0.73	-	2.53
VRS Cost	-	(1.13)	-	(2.01)	(2.01)
Profit After Exceptional Items	**24.96**	**74.62**	**193.39**	**272.81**	**353.99**
Less: Provision for Taxation:					
Current Tax	29.17	34.77	69.54	92.20	114.58
Deferred Tax (Net)	16.49	0.76	32.51	5.58	18.37
Fringe Benefit Tax	4.47	2.58	9.63	6.40	9.26
Write back of excess provision for Tax/Income Tax refund related to earlier years (net)	(18.24)	(8.91)	(21.33)	(9.06)	(30.31)
Net Profit (Before Minority Interest)	**(6.93)**	**45.42**	**103.04**	**177.69**	**242.09**
Less : Minority Interest	(37.10)	(9.92)	(69.60)	(20.56)	(38.34)
Share of Profit/(Loss) of Associates	-	-	-	0.46	0.46
Net Profit	**30.17**	**55.34**	**172.64**	**198.71**	**280.89**
Equity Share Capital (Face Value of Rs.10 each)	93.31	83.50	93.31	83.50	93.31
Reserve					3026.29
Basic Earnings Per Share (Rs)	3.19	5.99	18.46	21.94	31.96
Diluted Earnings Per Share (Rs)	3.19	5.99	18.45	21.94	31.95
Public Shareholding					
Number of Shares			53,554,762	48,146,913	53,531,369
Percentage of Shareholding			57.40%	57.66%	57.37%

Contd. from Page 1

ADITYA BIRLA NUVO

ADITYA BIRLA GROUP

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 31ST DECEMBER 2007

(Rs Crores)

SEGMENT REPORTING	Consolidated Financial Results				
	Quarter Ended 31st Dec		Year to Date		Year Ended 31st March 2007 (Audited)
	2007	2006	2007	2006	
Segment Revenue					
Garments	278.83	204.75	749.55	611.45	830.38
Rayon Yarn (Including Caustic & Allied Chemicals)	119.96	109.48	347.43	334.04	441.46
Carbon Black	245.33	196.90	596.76	557.60	738.94
Insulators	98.15	53.48	283.49	155.13	225.30
Other Textiles (Spun Yarn & Fabrics)	149.74	157.07	441.75	466.05	625.00
Fertilizers	263.46	226.13	518.25	580.77	778.48
Financial Services	53.92	38.98	131.63	91.66	137.53
Life Insurance	1,484.65	521.78	3,188.31	1,239.77	1,960.01
Software	25.64	21.84	74.31	68.73	93.58
BPO	403.08	377.54	1,149.22	641.68	1,015.54
Telecom	542.83	410.35	1,508.80	972.73	1,421.81
Total Segmental Revenue	3,665.59	2,318.30	8,989.50	5,719.61	8,268.03
Less: Inter Segment Revenue	(3.96)	(2.16)	(6.58)	(5.71)	(10.03)
Net Income from Operations	**3,661.63**	**2,316.14**	**8,982.92**	**5,713.90**	**8,258.00**
Segment Results (Profit before Interest and Tax - PBIT)					
Garments	5.39	14.90	4.45	48.07	64.57
Rayon Yarn (Including Caustic & Allied Chemicals)	19.27	24.03	66.08	76.43	88.74
Carbon Black	37.42	31.77	99.41	86.61	116.03
Insulators	31.89	9.15	85.16	22.49	42.80
Other Textiles (Spun Yarn & Fabrics)	11.89	12.79	37.35	40.99	52.13
Fertilizers	29.23	33.42	53.35	69.73	100.89
Financial Services	9.86	7.84	26.77	27.30	34.15
Life Insurance	(122.49)	(29.66)	(237.10)	(70.62)	(135.45)
Software	1.60	(0.70)	3.55	2.11	4.86
BPO	(23.39)	5.38	(17.75)	25.93	33.76
Telecom	119.89	70.97	338.21	175.25	271.46
Total Segment Result	**120.56**	**179.89**	**459.48**	**504.29**	**673.94**
Less: Interest & Finance Expenses (Net)	(90.28)	(100.05)	(254.36)	(228.99)	(321.25)
Add: Net of Unallocable Income/(Expenditure)	(5.32)	(4.09)	(12.46)	(0.48)	0.78
Profit Before Tax and Exceptional Items	**24.96**	**75.75**	**192.66**	**274.82**	**353.47**
Gain on sale of Subsidiary/Undertaking	-	-	0.73	-	2.53
VRS Cost	-	(1.13)	-	(2.01)	(2.01)
Profit After Exceptional Items	**24.96**	**74.62**	**193.39**	**272.81**	**353.99**
Capital Employed (Segment Assets - Segment Liabilities)			**As on 31st Dec 07**	**As on 31st Dec 06**	**As on 31st March 07**
Garments			663.81	434.08	494.89
Rayon Yarn (Including Caustic & Allied Chemicals)			430.38	434.53	450.54
Carbon Black			563.54	466.33	487.25
Insulators			222.87	164.12	186.10
Other Textiles (Spun Yarn & Fabrics)			362.96	306.33	311.17
Fertilizers			359.12	315.33	400.75
Financial Services			289.87	250.08	171.28
Life Insurance			312.21	223.48	226.96
Software			26.26	24.75	29.13
BPO			924.28	886.56	910.74
Telecom			2,732.39	1,950.30	2,043.56
Total Segment Capital Employed			6,887.69	5,455.89	5,712.37
Add: Unallocated Corporate Assets			2,092.37	2,155.02	2,473.53
Total Capital Employed			**8,980.06**	**7,610.91**	**8,185.90**

Contd. from Page 2

ADITYA BIRLA NUVO

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 31ST DECEMBER 2007

(Rs Crores)

FINANCIAL RESULTS	Standalone Financial Results				
	Quarter Ended 31st Dec		Year to Date		Year Ended 31st March 2007 (Audited)
	2007	2006	2007	2006	
Income from Operations	1,154.26	921.94	2,948.78	2,679.04	3,577.89
Less: Excise Duty	56.83	40.79	155.32	118.22	157.42
Net Income from Operations	**1,097.43**	**881.15**	**2,793.46**	**2,560.82**	**3,420.47**
Other Income	1.94	2.03	14.65	33.87	44.51
Total Income	**1,099.37**	**883.18**	**2,808.11**	**2,594.69**	**3,464.98**
Expenditure:					
Decrease / (Increase) in Stock in Trade	(6.53)	(20.72)	(78.07)	(40.01)	(45.48)
Consumption of Raw Materials	520.45	437.08	1,356.06	1,260.51	1,676.04
Purchase of Traded Goods	65.97	39.32	147.75	113.00	164.32
Employees Cost	67.77	48.62	194.61	149.20	193.22
Depreciation and Amortisation	37.12	29.07	103.35	92.33	120.32
Other Expenditure	279.27	227.35	733.79	652.04	873.09
Total Expenditure	**964.05**	**760.72**	**2,457.49**	**2,227.07**	**2,981.51**
Profit Before Interest & Tax	**135.32**	**122.46**	**350.62**	**367.62**	**483.47**
Interest and Finance Expenses (Net)	38.17	45.58	128.81	122.10	171.16
Profit Before Tax and Exceptional Items	**97.15**	**76.88**	**221.81**	**245.52**	**312.31**
Gain on sale of Undertaking	-	-	0.73	0.20	0.20
VRS Cost	-	(0.55)	-	(1.43)	(1.43)
Profit After Exceptional Items	**97.15**	**76.33**	**222.54**	**244.29**	**311.08**
Less: Provision for Taxation:					
Current Tax	20.82	28.93	50.19	80.93	98.82
Deferred Tax (Net)	9.44	2.73	18.23	7.00	15.16
Fringe Benefit Tax	1.12	0.87	2.87	2.56	3.39
Write back of excess provision for Tax/Income Tax refund related to earlier years (net)	(18.24)	(8.91)	(21.34)	(8.91)	(31.26)
Net Profit	**84.01**	**52.71**	**172.59**	**162.71**	**224.97**
Equity Share Capital (Face Value of Rs.10 each)	93.31	83.50	93.31	83.50	93.31
Reserve					3031.24
Basic Earnings Per Share (Rs)	9.00	6.09	18.50	18.78	25.60
Diluted Earnings Per Share (Rs)	9.00	6.08	18.49	18.78	25.58
Public Shareholding					
Number of Shares			53,554,762	48,146,913	53,531,369
Percentage of Shareholding			57.40%	57.66%	57.37%

Contd. from Page 3

ADITYA BIRLA NUVO

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 31ST DECEMBER 2007

(Rs Crores)

SEGMENT REPORTING	Standalone Financial Results				
	Quarter Ended 31st Dec		Year to Date		Year Ended 31st March 2007 (Audited)
	2007	2006	2007	2006	
Segment Revenue					
Garments	221.49	165.76	603.42	526.53	700.12
Rayon Yarn (Including Caustic & Allied Chemicals)	119.96	109.48	347.43	334.04	441.46
Carbon Black	245.33	196.90	596.76	557.60	738.94
Insulators	98.15	22.37	283.49	74.61	112.81
Other Textiles (Spun Yarn & Fabrics)	149.74	157.07	441.75	466.05	625.00
Fertilizers	263.46	226.13	518.25	580.77	778.48
Financial Services	1.11	4.57	5.04	24.85	27.65
Total Segmental Revenue	1,099.24	882.28	2,796.14	2,564.45	3,424.46
Less: Inter Segment Revenue	(1.81)	(1.13)	(2.68)	(3.63)	(3.99)
Net Income from Operations	**1,097.43**	**881.15**	**2,793.46**	**2,560.82**	**3,420.47**
Segment Results (Profit before Interest and Tax - PBIT)					
Garments	10.71	11.50	18.60	40.55	58.04
Rayon Yarn (Including Caustic & Allied Chemicals)	19.27	24.03	66.08	76.43	88.74
Carbon Black	37.42	31.77	99.41	86.61	116.03
Insulators	31.89	9.61	85.16	23.88	35.07
Other Textiles (Spun Yarn & Fabrics)	11.89	12.79	37.35	40.99	52.13
Fertilizers	29.23	33.42	53.35	69.73	100.89
Financial Services	(0.95)	0.90	(1.11)	7.46	7.76
Total Segment Result	**139.46**	**124.02**	**358.84**	**345.65**	**458.66**
Less: Interest & Finance Expenses (Net)	(37.05)	(43.37)	(125.36)	(109.59)	(157.29)
Add: Net of Unallocable Income/(Expenditure)	(5.26)	(3.77)	(11.67)	9.46	10.94
Profit Before Tax and Exceptional Items	**97.15**	**76.88**	**221.81**	**245.52**	**312.31**
Gain on sale of Undertaking	-	-	0.73	0.20	0.20
VRS Cost	-	(0.55)	-	(1.43)	(1.43)
Profit After Exceptional Items	**97.15**	**76.33**	**222.54**	**244.29**	**311.08**
Capital Employed (Segment Assets - Segment Liabilities)			**As on 31st Dec 07**	**As on 31st Dec 06**	**As on 31st March 07**
Garments			414.68	290.03	331.16
Rayon Yarn (Including Caustic & Allied Chemicals)			430.38	434.53	450.54
Carbon Black			563.54	466.33	487.25
Insulators			222.87	22.86	27.47
Other Textiles (Spun Yarn & Fabrics)			362.96	306.33	311.17
Fertilizers			359.12	315.33	400.75
Financial Services			7.94	97.14	15.75
Total Segment Capital Employed			2,361.49	1,932.55	2,024.09
Add: Unallocated Corporate Assets			3,667.54	3,261.47	3,780.30
Total Capital Employed			**6,029.03**	**5,194.02**	**5,804.39**

Contd. from Page 4

Notes:

1 The Board of Directors of the Company, at their meeting held on January 09, 2008, subject to necessary approval(s), has approved the proposal for raising Rs. 4,200 crores (approx.) through issue of 2.05 crores Warrants to Promoter and/or Promoter group, the holder thereof will get one equity share of Rs. 10 each of the Company against each warrant within 18 months from the date of allotment, at a price determined as per the applicable SEBI guidelines.

2 The Employee Stock Option Scheme (ESOS) Compensation Committee of Board of Directors of the Company has, on January 25, 2008, approved grant of 1,66,093 Stock Options (for equal number of Equity shares of Rs.10/- each of the Company) to the eligible employees of the Company in terms of ESOS - 2006.

3 IDEA Cellular Limited's (IDEA) ,a Joint Venture company, application to Department of Telecommunication (DOT) for transfer of telecom licenses held in the name of the erstwhile subsidiaries (which stand merged with the Company) i.e. Idea Mobile Communications Limited, Idea Telecommunications Limited and BTA Cellcom Limited is pending for procedural approval. IDEA management have confirmed that it meets the licensing condition laid down for transfer of licenses in case of amalgamation and expects to receive this procedural approval in the ensuing period.

4 a) On receipt of requisite approvals on August 08, 2007 the Scheme of Amalgamation of the wholly owned Subsidiary of the Company, Aditya Birla Insulators Ltd. (ABIL), with the Company had become effective with effect from the Appointed Date i.e., April 01, 2007. Accordingly, as on the Appointed Date, the financials of ABIL have been incorporated in the books of the Company.

b) AV TransWorks Limited, Canada, a Subsidiary of the Company has completed the acquisition of Minacs Worldwide Inc., Canada on August 17, 2006.

c) The results for the period(s) are strictly not comparable with that of corresponding period(s) on account of (a) and (b) above.

d) Previous year's / period's figures are regrouped / rearranged wherever necessary.

5 Status of Investor Complaints for the quarter ended December 31, 2007.

Opening	Received	Redressed	Pending
8	14	16	6

6 The above results have been reviewed by the Audit Committee of the Board and taken on record at the meeting of the Board of Directors held on January 30, 2008. The Statutory Auditors of the Company have carried out Limited Review of the Unaudited Standalone and Consolidated Financial Results as required under Clause 41 of Listing Agreement and the related report will be submitted to the concerned stock exchanges.

Place: Mumbai
Date: January 30, 2008

Dr. Bharat K. Singh
Managing Director

PRESS RELEASE

Mumbai, 30th January, 2008

ADITYA BIRLA NUVO LIMITED REPORTS RESULTS FOR Q3 FY 2008

Standalone		Consolidated
↑	NET SALES	↑
↑	NET PROFIT	↓

Rs. Crores

Standalone			Particulars	Consolidated		
Quarter ended 31st December				Quarter ended 31st December		
2007	2006	Growth %		2007	2006	Growth %
1,097.4	881.1	25%	Net Income from Operations	3,661.6	2,316.1	58%
172.4	151.5	14%	Operating Profit (PBDIT)	265.2	307.9	-14%
84.0	52.7	59%	Net Profit (after Minority Interest)	30.2	55.3	-45%
9.0	6.1	48%	EPS (Rs.)	3.2	6.0	-47%

Continued growth in consolidated revenues

The Company's **consolidated** revenues at Rs. 3,661.6 Crores have risen substantially by 58% from Rs. 2,316.1 Crores achieved during the corresponding quarter of FY 2007. **Revenues from its subsidiaries and joint ventures, where the company has made substantial investments in the past, grew by 79% to Rs. 2564.2 Crores from Rs. 1,435 Crores.** All the businesses are on the growth trajectory.

- The **Telecom** business registered a 49% rise in revenues at Rs. 1708.1 Crores vis-à-vis Rs. 1148.2 Crores with a subscriber base of 21.05 Millions as on December 31, 2007, growing at a higher clip than the industry. Idea has received Letter of Intent to operate in the remaining 9 circles besides receiving spectrum allocation for Mumbai and Bihar circles. This is a significant move towards Pan India presence.
- The **Life Insurance** business soared by 185% in revenues to Rs. 1484.7 Crores from Rs. 521.8 Crores. New business premium is up by 163% to Rs. 498 Crores. The business garnered 6.6% market share till Dec'07 up from 5.3% in FY2007, in terms of new business premium amongst private players. This was possible with the substantial investments that the company has made to strengthen the distribution reach. The business now has 339 branches and over 86,000 agents compared to 137 branches and over 57,000 agents in the beginning of the year.
- In the **Garments** business, revenues rose by 36% to Rs. 278.8 Crores from Rs. 204.7 Crores.

Controlled retail space has been expanded to 4.7 lacs square feet across 235 Exclusive Brand Outlets.

- The **BPO** business reported revenues of Rs. 403.1 Crores. Three new clients including two fortune 500 companies were added during the quarter besides launching one new site in India.

The **standalone** revenues grew by 25% from Rs. 881.1 Crores to Rs. 1097.4 Crores. The Carbon Black business posted the best ever quarterly revenues. Insulators and Fertilisers business also contributed to the revenues growth. After the breakdown in the preceding quarter, the fertiliser plant is now stabilised and is running on full capacity.

Growth in standalone net profit by 59% while investment phase of growth businesses had gestating impact on consolidated profitability

The **standalone** net profit during the quarter was higher by 59% at Rs. 84 Crores as against Rs 52.7 Crores attained in the corresponding quarter of last year. Insulators and Carbon Black businesses and income tax refunds contributed significantly to the earnings.

Despite higher standalone profitability, **consolidated** net profit at Rs. 30.2 Crores is lower by 45% against Rs. 55.3 Crores attained in the corresponding quarter of the preceding year.

The consolidated net profit for nine months ended 31st December 2007 is Rs. 172.6 Crores against Rs. 198.7 Crores in corresponding period of previous year despite aggressive growth in Telecom, Life Insurance, Asset Management and BPO businesses.

- In the **Life Insurance** business, net loss increased during the quarter to Rs. 125.8 Crores from Rs. 30.8 Crores. This was largely due to rising share of new business premium and higher spends on expanding its distribution reach to regain the market share.
- In the **BPO** business, net loss was higher at Rs. 38.2 Crores, constrained by the weakening of US Dollar, besides ramping up and training costs for new sites.
- Pre-launch expenses of stores in apparel retail subsidiaries affected the profitability of the **Garments** business.

However, the **Telecom** business, which is now in the profit phase, has reported a substantial jump of 108% in net profit at Rs. 236.7 Crores vis-à-vis Rs. 113.8 Crores earned in the corresponding quarter of the last year.

In most of our businesses, we are moving ahead with our investment plans to leverage growth opportunities. Aditya Birla Nuvo is very optimistic about meeting the challenges of strategic growth initiatives and enhancing its revenues and earnings. The investments pumped into the Life Insurance, BPO and Garments businesses, which have created a stretch on profitability in the short term, will go long way for value creation for the shareholders.

END